Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262035

BlackRock Private Credit Fund

Supplement Dated May 30, 2023 to the
Prospectus Dated April 28, 2023,
of BlackRock Private Credit Fund

This supplement amends certain information in the Prospectus, dated April 28, 2023, as supplemented to date, of BlackRock Private Credit Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

Plan of Distribution—Offering Restrictions—Country Specific Legends

The following paragraphs are added at the end of the sub-section of the Prospectus entitled “Plan of Distribution—Offering Restrictions—Country Specific Legends.”

Notice to Residents of the United Kingdom

The Fund is a collective investment scheme pursuant to Section 235 of the Financial Services and Markets Act 2000 (“FSMA”). The Fund has not been authorised, or otherwise recognised or approved, by the Financial Conduct Authority (“FCA”) and, as an unregulated scheme, cannot be promoted in the United Kingdom to the general public. The communication of this Prospectus is exempt from the restriction in Section 238 of FSMA which prohibits the communication of an invitation or inducement to engage in investment activity on the grounds that the communication of this Prospectus is directed at, and interests are available only to persons considered to be professional clients (within the meaning of MiFIR), where such communication (i) is made pursuant to Section 16(2) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001 (Communications Authorised by the AIFMR), or (ii) may otherwise be lawfully made. Persons of any other description should not act upon this Prospectus.

Distribution in the European Economic Area (Norway and Iceland)

In relation to each member state of the EEA (each a “Relevant State”) which has implemented the Alternative Investment Fund Managers Directive (Directive(2011/61/EU)) (the “AIFMD”), this Prospectus may only be distributed and Shares may only be offered or placed in a Relevant State to the extent that: (1) the Fund is permitted to be marketed to professional investors in the Relevant State in accordance with AIFMD (as implemented into the local law/regulation / as it forms part of local law of the Relevant State); or (2) this Prospectus may otherwise be lawfully distributed and the Shares may otherwise be lawfully offered or placed in that Relevant State (including at the initiative of the investor). In relation to each Relevant State which, at the date of this Prospectus, has not implemented AIFMD, this Prospectus may only be distributed and Shares may only be offered or placed to the extent that this Prospectus may be lawfully distributed and the Shares may lawfully be offered or placed in that Relevant State (including at the initiative of the investor).

Plan of Distribution—Additional Payments to Intermediaries

The information in the Prospectus under the heading “Plan of Distribution—Additional Payments to Intermediaries” is hereby replaced with the following:

Additional Payment to Intermediaries

In certain circumstances, the Distributor or its affiliates may pay or reimburse intermediaries for distribution and/or shareholder services out of the Distributor’s or its affiliates’ own assets. Such activities by the Distributor or its affiliates may provide incentives to intermediaries to purchase or market Shares of the Fund. Additionally, these activities may give the Distributor or its affiliates additional access to sales representatives of such Dealers, which may increase sales of Shares. The payments described in this paragraph may be significant to payors and payees.

As of May 25, 2023, the intermediaries listed below, and, in some cases, certain of the intermediaries affiliates, may be receiving one or more types of additional payments discussed above. This list may change over time, and the Distributor or its affiliates may pay intermediaries or their affiliates other types of additional payments in the future. Please contact your intermediary to determine whether it or its affiliate currently may be receiving such additional payments and to obtain further information regarding any such payments.

Fidelity Brokerage Services LLC
Snyder Kearney, LLC
Charles Schwab & Co., Inc.